As filed with the Securities and Exchange Commission on June 26, 2018	Registration No. 333 - 07222

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 3 TO FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

KYOCERA KABUSHIKI KAISHA

(Exact name of issuer of deposited securities as specified in its charter)

Kyocera Corporation

(Translation of issuer’s name into English)

Japan

(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.

(Exact name of depositary as specified in its charter)

388 Greenwich Street

New York, New York 10013

(212) 723 – 5435

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Kyocera International Inc.

8611 Balboa Avenue

San Diego, California 92123

Attention: President

(858) 492-1456

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036 Telephone: 212-336-2301 Fax: 212-336-2346

It is proposed that this filing become effective under Rule 466:	☐	immediately upon filing.

	☐	on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

The Registrant hereby amends this Post-Effective Amendment No. 3 to Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post-Effective Amendment No. 3 to Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Post-Effective Amendment No. 3 to Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Post-Effective Amendment No. 3 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article and Paragraph 2.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADSs”)	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Face of Receipt - Paragraph 10; Reverse of Receipt - Paragraphs 13 and 18.

	(iii)	The collection and distribution of dividends	Face of Receipt - Paragraphs 4, 6, and 10; Reverse of Receipt - Paragraphs 11 and 13.

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph 10; Reverse of Receipt - Paragraphs 13 and 16.

	(v)	The sale or exercise of rights	Face of Receipt - Paragraphs 4, 6, 9, and 10; Reverse of Receipt – Paragraphs 12 and 13.

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs 3, 4, 5, 6, 7, 9, 10; Reverse of Receipt - Paragraphs 12 and 13.

	(vii)	Amendment, extension or termination of the deposit agreement	Face of Receipt - Paragraph 8; Reverse of Receipt - Paragraph 11 (no provision for extensions).

Item Number and Caption		Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph 10; Reverse of Receipt - Paragraph 16.

(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs 2, 4, 5, 6, 7, 9, and 10.

(x)	Limitation upon the liability of the Depositary	Reverse of Receipt - Paragraphs 17, 18, and 20.

(xi)	Fees and charges which may be imposed directly or indirectly on holders of ADSs	Face of Receipt - Paragraph 9.

Item 2.	AVAILABLE INFORMATION	Face of Receipt - Paragraph 22.

Kyocera Corporation (the “Company”) has in the past been subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and has filed certain reports with, and submitted certain information to, the United States Securities and Exchange Commission (the “Commission”), which reports can be retrieved from the Commission’s internet website at www.sec.gov, and can be inspected and copied at the public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington, D.C. 20549. The Company has filed a Form 15F (the “Form 15F”) with the Commission to terminate the registration of its securities under the Exchange Act and its reporting obligations under Sections 13(a) and 15(d) of the Exchange Act. Upon filing of the Form 15F, the Company’s obligation under the Exchange Act to file or submit reports required under Sections 13(a) or 15(d) of the Exchange Act was suspended. Upon effectiveness of the Form 15F, the Company’s duty to file or submit reports under Sections 13(a) and 15(d) of the Exchange Act will terminate. Pursuant to Rule 12g3-2(b)(1) promulgated under the Exchange Act, the Company is exempt from the reporting obligations of the Exchange Act. In order to satisfy the conditions of Rule 12g3-2(b) and to maintain the exemption from registration, the Company publishes in English the information contemplated in Rule 12g3-2(b)(2)(i) under the Exchange Act on its internet website or through an electronic information delivery system generally available to the public in the Company’s primary trading market. The Company has specified in the Form 15F, https://global.kyocera.com/, as the internet website or the electronic information delivery system on which it will publish such information. The information so published by the Company cannot be retrieved from the Commission’s internet website, and cannot be inspected or copied at the public reference facilities maintained by the Commission. If the Form 15F does not become effective, the Company will again be subject to the periodic reporting requirements of the Exchange Act and will be required to file with the Commission, and submit to the Commission, certain reports that can be retrieved from the Commission’s internet website at www.sec.gov, and can be inspected and copied at the public reference facilities maintained by the Commission.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amendment No. 3 to Amended and Restated Deposit Agreement filed as Exhibit (a)(i) to this Post-Effective Amendment No. 3 to Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(i) Form of Amendment No. 3 to Amended and Restated Deposit Agreement, by and among Kyocera Corporation (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder. — Filed herewith as Exhibit (a)(i).

(a)(ii) Amendment No. 2 to Amended and Restated Deposit Agreement, dated as of December 21, 2007, by and among the Company, the Depositary and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder. — Filed herewith as Exhibit (a)(ii).

(a)(iii) Amendment No. 1 to Amended and Restated Deposit Agreement, dated as of January 5, 1999, by and among the Company, the Depositary and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder.*

(a)(iv) Amended and Restated Deposit Agreement, dated as of June 29, 1998, by and among the Company, the Depositary and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder. **

(b)       Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. — None.

(c)       Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — None.

(d)       Opinion of counsel for the Depositary as to the legality of the securities to be registered. — Previously filed.

(e)       Certificate under Rule 466. — None.

(f)       Powers of Attorney for certain officers and directors and the authorized representative of the Company. — Set forth on the signature pages hereto.

_________________________

* Previously filed and incorporated by reference to the Registration Statement on Form F-6 (Reg. No. 333-7222) filed on December 4, 2007.

** Previously filed and incorporated by reference to the Registration Statement on Form F-6 (Reg. No. 333-7222) filed on December 22, 1998.

Item 4.	UNDERTAKINGS

(a)	The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Amended and Restated Deposit Agreement, dated as of June 29, 1998, as amended by Amendment No. 1, dated as of January 5, 1999, to Amended and Restated Deposit Agreement, by Amendment No. 2, dated as of December 21, 2007, to Amended and Restated Deposit Agreement, and as proposed to be amended by Amendment No. 3 to Amended and Restated Deposit Agreement, by and among Kyocera Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 3 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, on this day of June 26, 2018.

Legal entity created by the Amended and Restated Deposit Agreement, as proposed to be amended, under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing one (1) common share of Kyocera Corporation.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Mark Gherzo
Name: Mark Gherzo
Title: Vice President and Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Kyocera Corporation certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 3 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Kyoto, Japan, on the 26th day of June, 2018.

KYOCERA CORPORATION

By:	/s/ SHOICHI AOKI
Name:	Shoichi Aoki
Title:	Director, Managing Executive Officer and General Manager of Corporate Management Control Group

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints of Shoichi Aoki to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 3 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on the on the 26th day of June, 2018.

Signature	Title

/s/ GORO YAMAGUCHI
Goro Yamaguchi	Representative Director and Chairman

/s/ HIDEO TANIMOTO
Hideo Tanimoto	Representative Director and President
(Principal Executive Officer)

/s/ KEN ISHII
Ken Ishii	Director

/s/ HIROSHI FURE
Hiroshi Fure	Director

/s/ YOJI DATE
Yoji Date	Director

Norihiko Ina	Director

Keiji Itsukushima	Director

/s/ KOICHI KANO
Koichi Kano	Director

/s/ SHOICHI AOKI
Shoichi Aoki	Director
(Principal Financial Officer
and Principal Accounting Officer)

/s/ TAKASHI SATO
Takashi Sato	Director

Junichi Jinno	Director

John Sarvis	Director, Chairman of the Board, President and Chief Executive Officer of AVX Corporation

/s/ ROBERT WHISLER
Robert Whisler	Director
(Authorized Representative in the United States)

Tadashi Onodera	Outside Director

Hiroto Mizobata	Outside Director

Atsushi Aoyama	Outside Director

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Form of Amendment No. 3 to Amended and Restated Deposit Agreement

(a)(ii)	Amendment No. 2 to Amended and Restated Deposit Agreement